Exhibit 99.11

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2012

(UNAUDITED)

AVRUPA MINERALS LTD.

Contents

Page

Notice of No Auditor Review of Interim Financial Statements

3

Condensed Consolidated Interim Statements of Financial Position

4

Condensed Consolidated Interim Statements of Comprehensive Loss

5

Condensed Consolidated Interim Statements of Changes in Equity

6

Condensed Consolidated Interim Statements of Cash Flows

7

Notes to the Condensed Consolidated Interim Financial Statements

8 – 23

410 – 325 Howe Street, Vancouver, BC V6C 1Z7 T: (604) 687-3520 F: (604) 688-3392        2

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Presented in Canadian Dollars)

	Note	September 30, 2012	December 31, 2011
		(Unaudited)	(Audited)
Assets
Non-current assets
Property, plant and equipment	5	$ 29,584	$ 19,479
Exploration and evaluation assets	6	1,079,744	876,507
		1,109,328	895,986
Current assets
Other assets		1,816	1,895
Due from related party	8	-	5,937
Receivables		299,529	119,724
Prepaid expenses and advances		195,062	120,695
Cash and cash equivalents		1,505,896	637,133
		2,002,303	885,384

Total assets		$ 3,111,631	$ 1,781,370

Equity
Share capital	7	$ 5,221,058	$ 3,866,547
Reserves	7	1,982,047	1,179,864
Deficit		(4,510,580)	(3,272,093)
		2,692,525	1,774,318
Non-controlling interest		(75,899)	(182,414)
		2,616,626	1,591,904
Liabilities
Current liabilities
Due to related parties	8	42,780	16,643
Accounts payable and accrued liabilities		452,225	172,823
		495,005	189,466

Total equity and liabilities		$ 3,111,631	$ 1,781,370

Events after the reporting period (Note 14)

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on November 28, 2012. They are signed on the Company's behalf by:

/s/Paul W. Kuhn	/s/Mark T. Brown
Director	Director

See notes to the consolidated financial statements

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Presented in Canadian Dollars)

(Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2012	2011	2012	2011

Mineral exploration expenses
Mineral exploration expenses	6	$ 670,161	$ 733,723	$ 1,948,503	$ 1,522,216
Advances from optionees	6	(609,780)		(1,842,789)	(178,271)
		(60,381)	(733,723)	(105,714)	(1,343,945)
General administrative expenses
Accounting and legal		35,011	37,790	118,025	100,173
Bank charges		2,708	3,510	6,982	8,634
Consulting		25,222	19,801	53,735	54,795
Depreciation		5,426	1,933	14,666	7,162
Insurance		6,966	5,053	14,379	9,871
Investor relations		47,459	17,746	110,175	55,078
Licenses, fees and taxes		482	185	607	461
Listing and filing fees		-	-	12,923	7,995
Office and administrative fees		11,368	21,509	43,595	38,401
Rent		14,336	8,396	46,503	50,506
Salaries		98,507	(8,556)	244,198	148,899
Share-based payment		-	-	224,212	-
Telephone		2,469	3,738	8,831	8,258
Transfer agent fees		791	1,344	6,191	6,194
Travel		26,015	21,181	55,051	83,194
		(276,760)	(133,630)	(960,073)	(579,621)
Other items
Foreign exchange gain		(1,894)	(242)	337	(70)
Interest income		1,935	4,908	6,522	18,213
Other income		(4)	69	165	2,616
Property investigation cost		(4,117)	45,455	(7,983)	(9,625)

Loss after tax		(341,221)	(817,163)	(1,066,746)	(1,912,432)

Non-controlling interest for the period		(7,241)	(64,085)	(19,225)	(166,014)

Net loss for the period		(333,980)	(753,078)	(1,047,521)	(1,746,418)
Exchange difference arising on the translation of foreign subsidiaries		(70,483)	(2,325)	(102,751)	(19,396)
Comprehensive loss for the period		$ (404,463)	$ (755,403)	$(1,150,272)	$(1,765,814)
Basic and diluted loss per share	9	$ (0.02)	$ (0.05)	$ (0.05)	$ (0.11)

		20,603,571	16,103,571	19,139,935	16,103,571

See notes to the consolidated financial statements

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Presented in Canadian Dollars)

	Share capital			Reserves
	Number of shares	Amount	Share subscription	Warrants	Finder’s options	Equity settled employee benefits	Exchange	Deficit	Non-controlling interest	Total equity

Balance as at December 31, 2010 (Audited)	16,103,571	$ 3,976,261	$ -	$ 745,585	$ 75,889	$ 251,984	$ (11,955)	$(1,154,887)	$ 29,646	$ 3,912,523
Non-controlling interest retaining position	-	-	-	-	-	-	-	-	6,287	6,287
Non-controlling interest for the period	-	-	-	-	-	-	-	-	(166,014)	(166,014)
Comprehensive loss	-	-	-	-	-	-	19,396	(1,746,418)	-	(1,727,022)

Balance as at September 30, 2011 (Unaudited)	16,103,571	3,976,261	-	745,585	75,889	251,984	7,441	(2,901,305)	(130,081)	2,025,774
Revaluation of extended warrants	-	(109,714)	-	109,714	-	-	-	-	-	-
Non-controlling interest retaining position	-	-	-	-	-	-	-	-	(350)	(350)
Non-controlling interest for the period	-	-	-	-	-	-	-	-	(51,983)	(51,983)
Comprehensive loss	-	-	-	-	-	-	(10,749)	(370,788)		(381,537)

Balance as at December 31, 2011 (Audited)	16,103,571	3,866,547	-	855,299	75,889	251,984	(3,308)	(3,272,093)	(182,414)	1,591,904
Share issues:
Shares issued for private placement	4,000,000	612,870	-	587,130	-	-	-	-	-	1,200,000
Share subscription	-	-	807,750	-	-	-	-	-	-	807,750
Share issue costs	-	(120,953)	(9,048)	-	32,484	-	-	-	-	(97,517)
Revaluation of extended warrants	-	(61,108)	-	61,108	-	-	-	-	-	-
Share-based payment	-	-	-	-	-	224,212	-	-	-	224,212
Acquisition of non-controlling interest	500,000	125,000	-	-	-	-	-	(190,966)	125,740	59,774
Non-controlling interest for the period	-	-	-	-	-	-	-	-	(19,225)	(19,225)
Comprehensive loss	-	-	-	-	-	-	(102,751)	(1,047,521)	-	(1,150,272)
Balance as at September 30, 2012 (Unaudited)	20,603,571	$ 4,422,356	$ 798,702	$1,503,537	$108,373	$ 476,196	$ (106,059)	$(4,510,580)	$ (75,899)	$ 2,616,626

See notes to the consolidated financial statements

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Presented in Canadian Dollars)

(Unaudited)

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011

Cash flows from operating activities
Loss after tax for the period	$ (341,221)	$ (817,163)	$ (1,066,746)	$ (1,912,432)
Items not involving cash:
Depreciation	5,426	1,933	14,666	7,162
Share-based payment	-	-	224,212	-
Changes in non-cash working capital items:
Receivables	(45,249)	(24,480)	(179,805)	(64,020)
Other receivables	-	-	-	320,000
Prepaid expenses and advances	62,762	(21,818)	(74,367)	(26,141)
Other assets	38	5	79	(95)
Accounts payable and accrued liabilities	234,417	270,654	279,402	462,147
Due to / from related parties	16,512	(6,913)	32,074	(25,144)
Other liabilities	-	-	-	(70,058)

Net cash (used in) operating activities	(67,315)	(597,782)	(770,485)	(1,308,581)

Cash flows from investing activities
Purchase of property, plant and equipment	(4,024)	34	(25,807)	(14,102)
Acquisition of non-controlling interest	-	-	(150,000)	-

Net cash (used in) investing activities	(4,024)	34	(175,807)	(14,102)

Cash flows from financing activities
Proceeds from issuance of common shares	-	-	1,200,000	-
Proceeds from share subscription	807,750	-	807,750	-
Share issue costs	(9,048)	-	(97,517)	-

Net cash provided by financing activities	798,702	-	1,910,233	-

Exchange difference arising on the translation of foreign subsidiaries	(69,830)	(2,280)	(95,178)	18,145
Change in cash and cash equivalents for the period	657,533	(600,028)	868,763	(1,304,538)
Cash and cash equivalents, beginning of the period	848,363	1,970,011	637,133	2,674,521
Cash and cash equivalents, end of the period	$ 1,505,896	$ 1,369,983	$ 1,505,896	$ 1,369,983

Interest paid	$ -	$ -	$ -	$ -
Interest received	$ 1,935	$ 4,908	$ 6,522	$ 18,213
Shares issued for acquisition of non-controlling interest	$ -	$ -	$ 125,000	$ -

See notes to the consolidated financial statements

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

(Unaudited)

1.

NATURE OF OPERATIONS AND CONTINUANCE OF OPERATIONS

Avrupa Minerals Ltd. (formerly Everclear Capital Ltd.) (the “Company”) was incorporated on January 23, 2008 under the Business Corporations Act of British Columbia and its registered office is Suite 2610 – 1066 West Hastings Street, Vancouver, BC, Canada, V6E 3X1. The Company became a “Capital Pool Company” as defined in the Exchange’s Listing Policy 2.4 and its common shares began trading on the Exchange on September 2, 2008.

As a Capital Pool Company, the principal business of the Company was to identify and evaluate opportunities for the acquisition of an interest in an asset or business and, once identified and evaluated, to negotiate an acquisition or participation subject to receipt of shareholder approval and acceptance for filing by the Exchange.  Until the completion of such a Qualifying Transaction (“QT”), as defined under Exchange Listing Policy 2.4, the Company did not carry on any business other than the identification and evaluation of assets or businesses in this connection. On July 7, 2010, the Company changed its name and on July 13, 2010, the Company received the final approval from the Exchange for its QT (Note 4) and its common shares resumed trading under its current name and trading symbol “AVU.V”. On September 20, 2012, The Company listed in Europe on the Frankfurt Stock Exchange under the trading symbol “8AM”.

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assume that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations.  The Company has no source of operating revenues and its capacity to operate as a going concern in the near-term will likely depend on its ability to continue raising equity financing.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations.  Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the condensed consolidated interim statement of financial position.  The condensed consolidated interim financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

The current market conditions and volatility increase the uncertainty of the Company’s ability to continue as a going concern given the need to both curtail expenditures and to raise additional funds. The Company is experiencing, and has experienced, negative operating cash flows. The Company will continue to search for new or alternate sources of financing but anticipates that the current market conditions may impact the ability to source such funds.

2.

BASIS OF PREPARATION

a)

Statement of compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards 34 “Interim Financial Reporting” (“IAS34”) using accounting policies consistent with IFRS issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

(Unaudited)

2.

BASIS OF PREPARATION (Continued)

(b)

Basis of preparation and use of judgment and estimates (Continued)

These condensed consolidated interim financial statements have been prepared on a historical cost basis.  In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of these condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

These condensed consolidated interim financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation.

(c)

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the September 30, 2012 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issue but are not yet effective:

•

IFRS 9 (Amended 2010) Financial Instruments (effective January 13, 2013)

•

IFRS 10 (Issued 2011) Consolidated Financial Statements (effective January 2013)

•

IFRS 11 (Issued 2011) Joint Arrangements (effective January 2013)

•

IFRS 12 (Issued 2011) Disclosure of Interest in Other Entities (effective January 2013)

•

IFRS 13 (Issued 2011) Fair value Measurement

•

IAS 1 (Amended 2011) Presentation of Financial Statements (effective July 1, 2012)

•

IAS 12 (Amended 2010) Income Tax – Limited Scope Amendment (Recovery of underlying Assets) (effective January 1, 2012)

•

IAS 19 (Amended 2011) Employee Benefits (effective January 1, 2013)

•

IAS 27 (Reissued 2011) Separate Financial Statements (effective January 1, 2013)

•

IAS 28 (Reissued 2011) Investments in Associates and Joint Ventures (effective January 1, 2013)

The Company anticipates that the application of the above new and revised standards, amendments and interpretations will have no material impact on its results and financial position.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

(Unaudited)

3.

SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB on a basis consistent with those followed in the Company’s most recent annual financial statement for the year ended December 31, 2011.

These unaudited condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements, and therefore should be read in conjunction with the annual financial statements for the year ended December 31, 2011. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the nine-month period ended September 30, 2012 are not necessarily indicative of the results that may be expected for the year ending December 31, 2012.

4. ASSET ACQUISITION

The Company signed a final share purchase agreement on June 23, 2010 with Metallica Mining ASA (“Metallica”), a private Norwegian company, to acquire the controlling interest in MAEPA Empreendimentos Mineiros e Participacoes Lda., a private Portugese company (“MAEPA”), and Innomatik Exploration Kosovo LLC, a private Kosovo company (“Innomatik”).  The Company acquired the following shares from Metallica: (a) 90% of the issued and outstanding shares in MAEPA (“MAEPA Shares”) and (b) 92.5% of the issued and outstanding shares of Innomatik (“Innomatik Shares”).

This acquisition was considered to be the Company’s QT as the Exchange provided its approval on July 13, 2010. In connection with this QT, the Company also completed a private placement (See Note 6b) and advanced to Metallica $150,000 (the “Loan”) as an advance on the Purchase Price. With the completion of the acquisitions of MAEPA and Innomatik on July 13, 2010, the loan was repaid.

As part of the share purchase agreement, the Company agreed to acquire the MAEPA Shares and Innomatik Shares from Metallica for $912,890 in cash. Metallica also paid to the Company $320,000 in accordance with the sale of the Repparfjord copper property in Norway, a property held under the acquired companies, to a third party.  The receipt of the Repparfjord funds brought the final purchase price down to $592,890 (the “Purchase Price”).

Since the shareholders of MAEPA and Innomatik do not control the Company after the transaction and the private placement, the transaction was accounted for on the consolidated statement of financial position as an asset purchase with the Company identified as the acquiring entity.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed as of the date of the acquisitions of MAEPA and Innomatik based on an allocation of the $592,890 in net cash consideration paid by the Company:

	MAEPA	Innomatik	Total
Cash	$ 155,867	$ 1,403	$ 157,270
Current assets other than cash	46,340	44,753	91,093
Property, plant and equipment	4,733	21,557	26,290
Exploration and evaluation asset	485,419	90,034	575,453
Total assets acquired	692,359	157,747	850,106
Total liabilities assumed	(40,180)	(157,747)	(197,927)
Net assets	652,179	-	652,179
Less: non-controlling interest	(59,289)	-	(59,289)
Net assets acquired	$ 592,890	$ -	$ 592,890

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

(Unaudited)

4. ASSET ACQUISITION (Continued)

The Company allocated all its acquisition costs to MAEPA as the Marateca property in MAEPA had a NI43-101 compliant geological report completed.

On April 30, 2012, the Company purchased the remaining 10% interest in MAEPA from its non-controlling interest owner (“NCI owner”) with the following terms: $150,000 in cash and issued NCI owner 500,000 common shares of the Company. The common shares of the Company issued to NCI owner have trading restrictions such that 25% of the shares will be free trading after 6 months, another 25% of the shares after 12 months, another 25% of the shares after 18 months, and the final 25% of the shares after 24 months. The purchase of the 10% interest in MAEPA results in the Company owning 100% of MAEPA. The net purchase price of $203,237 was allocated to three properties in MAEPA (Note 6).

5. PROPERTY, PLANT AND EQUIPMENT

	Furniture and other equipment	Vehicles	Other assets	Total
Cost
As at January 1, 2011	$ 15,015	$ 134,761	$ 1,203	$ 150,979
Additions during the year	13,317	-	-	13,317
Exchange adjustment	137	3,410	20	3,567
As at December 31, 2011	28,469	138,171	1,223	167,863
Additions during the period	12,933	-	12,874	25,807
Exchange adjustment	(1,180)	(5,729)	(51)	(6,960)
As at September 30, 2012	$ 40,222	$ 132,442	$ 14,046	$ 186,710

Accumulated depreciation
As at January 1, 2011	$ 10,323	$ 123,453	$ 1,024	$ 134,800
Depreciation for the year	6,094	4,559	199	10,852
Exchange adjustment	(176)	2,908	-	2,732
As at December 31, 2011	16,241	130,920	1,223	148,384
Depreciation for the period	8,799	3,094	2,773	14,666
Exchange adjustment	(536)	(5,380)	(8)	(5,924)
As at September 30, 2012	$ 24,504	$ 128,634	$ 3,988	$ 157,126

Net book value
As at January 1, 2011	$ 4,692	$ 11,308	$ 179	$ 16,179
As at December 31, 2011	$ 12,228	$ 7,251	$ -	$ 19,479
As at September 30, 2012	$ 15,718	$ 3,808	$ 10,058	$ 29,584

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

(Unaudited)

6. EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES

	Portugal				Kosovo					Germany	Total
	Marateca	Alvalade	Covas	Others	Glavej	Kamenica	Bajgora	Selac	Others
Exploration and evaluation assets
As of January 1, 2012	$ 876,507	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 876,507
Additions during the period	97,307	74,369	31,561		-	-	-	-	-		203,237
As of September 30, 2012	$ 973,814	$ 74,369	$ 31,561	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 1,079,744

Mineral exploration expenses for the nine months ended September 30, 2012
Concession fees and taxes	$ 33,485	$ 32,858	$ 18,989	$ 25,276	$ 177	$ 2,490	$ -	$ -	$ 5,224	$ 3	$ 118,503
Geology work	-	-	-	-	11,685	24,398	2,938	15,957	34,054	114,261	203,293
Insurance	-	2,103	97	-	249	747	-	249	1,409	-	4,853
Office and administrative fees	1,240	40,750	2,756	1,564	-	348	47	-	3,696	4,572	54,974
Rent	498	54,715	1,830	-	342	2,403	-	2,745	5,489	-	68,022
Salaries	40,396	1,108,221	63,849	60,200	4,392	23,845	23,404	19,919	49,011	3,336	1,396,574
Site costs	1,040	22,275	2,908	1,317	474	2,212	66	1,515	23,854	-	55,660
Travel	1,596	40,450	1,823	2,755	-	-	-	-	-	-	46,624
Advance from optionee	-	(1,802,828)	(39,961)	-	-	-	-	-	-	-	(1,842,789)
	$ 78,255	$ (501,456)	$ 52,290	$ 91,113	$ 17,318	$ 56,444	$ 26,455	$ 40,385	$ 122,737	$ 122,173	$ 105,714
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ -	$ 3,292	$ 3,569	$ 438	$ -	$ 817	-	$ 8,116
Concession fees and taxes	45,337	46,020	108,562	26,775	5,641	8,278	6,494	6,191	15,488	3.50	268,790
Geology work	-	-	-	-	49,224	90,247	81,632	50,138	65,212	146,228	482,681
Insurance	-	2,103	97	-	1,430	3,561	3,471	1,923	1,894	-	14,478
Legal and accounting	-	296	-	-	-	-	-	-	-	-	296
Office and administrative fees	9,650	52,588	6,222	2,872	480	4,595	3,225	2,809	5,709	5,255	93,406
Rent	7,241	54,715	2,112	-	1,180	6,949	7,881	6,545	6,623	-	93,246
Salaries	768,444	1,505,449	211,595	130,384	54,387	108,143	102,627	55,074	66,426	3,336	3,005,866
Site costs	21,672	42,671	10,007	2,238	26,958	117,727	15,254	9,393	27,323	-	273,242
Travel	29,249	80,000	11,397	8,523	-	-	-	2,219	-	-	131,388
Advance from optionee	-	(2,078,580)	(218,232)	-	-	-	-	-	-	-	(2,296,812)
	$ 881,593	$ (294,738)	$ 131,759	$ 170,793	$ 142,591	$ 343,070	$ 221,022	$ 134,292	$ 189,492	$ 154,823	$ 2,074,697

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

(Unaudited)

6. EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

	Portugal				Kosovo					Germany	Total
	Marateca	Alvalade	Covas	Others	Glavej	Kamenica	Bajgora	Selac	Others
Exploration and evaluation assets
As of December 31, 2010	$876,507	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 876,507
Additions during the year	-	-	-	-	-	-	-	-	-	-	-
As of December 31, 2011	$876,507	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 876,507
Mineral exploration expenses for the year ended December 31, 2011
Assaying	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Concession fees and taxes	14,036	13,162	65,704	1,499	2,075	2,071	5,133	4,831	8,740	-	117,251
Geology work	-	-	-	-	20,339	50,125	68,147	34,181	12,081	31,967	216,840
Insurance	-	-	-	-	369	2,002	3,471	1,674	485	-	8,001
Legal and accounting	-	-	-	-	-	-	-	-	-	-	-
Office and administrative fees	7,201	10,431	2,401	1,232	184	3,524	1,708	2,809	431	683	30,604
Rent	6,743	-	282	-	838	4,546	7,881	3,800	1,134	-	25,224
Salaries	631,200	336,883	69,064	70,184	7,751	42,054	72,899	35,155	11,092	-	1,276,282
Site costs	15,032	18,589	3,805	921	25,175	94,605	14,654	7,878	2,707	-	183,366
Travel	25,038	36,417	6,985	5,393	-	-	-	2,219	-	-	76,052
Advance from optionee	-	(275,752)	(178,271)	-	-	-	-	-	-	-	(454,023)
	$699,250	$ 139,730	$ (30,030)	$ 79,229	$ 56,731	$ 198,927	$173,893	$ 92,547	$ 36,670	$ 32,650	$ 1,479,597
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ -	$ 3,292	$ 3,569	$ 438	$ -	$ 817	$ -	$ 8,116
Concession fees and taxes	11,852	13,162	89,573	1,499	5,464	5,788	6,494	6,191	10,264	-	150,287
Geology work	-	-	-	-	37,539	65,849	78,694	34,181	31,158	31,967	279,388
Insurance	-	-	-	-	1,181	2,814	3,471	1,674	485	-	9,625
Legal and accounting	-	296	-	-	-	-	-	-	-	-	296
Office and administrative fees	8,410	11,838	3,466	1,308	480	4,247	3,178	2,809	2,013	683	38,432
Rent	6,743	-	282	-	838	4,546	7,881	3,800	1,134	-	25,224
Salaries	728,048	397,228	147,746	70,184	49,995	84,298	79,223	35,155	17,415	-	1,609,292
Site costs	20,632	20,396	7,099	921	26,484	115,515	15,188	7,878	3,469	-	217,582
Travel	27,653	39,550	9,574	5,768	-	-	-	2,219	-	-	84,764
Advance from optionee	-	(275,752)	(178,271)	-	-	-	-	-	-	-	(454,023)
	$803,338	$ 206,718	$ 79,469	$ 79,680	$125,273	$ 286,626	$194,567	$ 93,907	$ 66,755	$ 32,650	$ 1,968,983

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

(Unaudited)

6.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Portugal

The Company, through its 100% holding in MAEPA, holds nine exploration licenses in Portugal, spread from the north to the south in the country. The licenses have been issued to MAEPA by the government of Portugal, and are as follows:

*   Marateca

*   Alvalade / Canal Caveira / Ferreira do Alentejo (3 licenses)

*   Covas

*   Aljesur

*   Arga

*   Alvito

*   Arcas

Licenses have varying work commitments, as approved by the government of Portugal, and all licenses carry a 3% NSR, payable to the government of Portugal.

Marateca:

In its acquisition of MAEPA (Note 4), the Company allocated all of its original acquisition cost to the Marateca project as it had been the subject of the NI 43-101 compliant report. In April 2012, the Company purchased the remaining 10% interest in MAEPA and allocated $97,307 to the Marateca property (Note 4).

Alvalade / Canal Caveira / Ferreira do Alentejo:

On June 3, 2011, the Company signed a Memorandum of Understanding (“MOU”) with Antofagasta Minerals S.A. (“Antofagasta”) to undertake exploration on the Alvalade project   The MOU covers three exploration licenses:  Alvalade, Canal Caveira, and Ferriera do Alentejo. Antofagasta completed a US$300,000 initial study of the project.  Upon successful completion of the initial study, on December 22, 2011, the Company entered into the Alvalade Joint Venture agreement with Antofagasta whereas the Company granted to Antofagasta the option to acquire an undivided 51% interest in the project, which can be exercised by Antofagasta funding or incurring expenditures of an additional US$4 million over three years.  After exercise of the first option, Antofagasta will be granted a further option to acquire an additional 24% interest in the project, for an aggregate 75% undivided interest, by completing and delivering a Feasibility Study on the project to the Company within five years.  The Company operates the joint venture through the first option period.

As of September 30, 2012, Antofagasta forwarded a total of $2,078,580 (US$2,100,000) for the Alvalade property, including the US$300,000 initial study of the project. The Company held approximately €390,000 on behalf of Antofagasta to be spent on the Alvalade project.

In April 2012, the Company purchased the remaining 10% interest in MAEPA and allocated $74,369 to the Alvalade property (Note 4).

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

(Unaudited)

6.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Portugal (Continued)

Covas:

On May 18, 2011, the Company signed an agreement to option out the Covas Tungsten Project to Blackheath Resources Inc. (“Blackheath”). Under the terms of the agreement, Blackheath has the option to earn a 51% interest in the project by spending €300,000 in exploration on the project before March 20, 2013, of which €150,000 (spent) is a firm commitment and must be spent by March 20, 2012. Blackheath can then earn an additional 19% by spending an additional €700,000 for a total interest of 70% for total expenditures of €1,000,000, by March 20, 2014.  Blackheath can also earn another 15% for a total interest of 85% by completing a pre-feasibility study (as defined by NI 43-101 regulations) on the property by March 20, 2016.

During the year ended December 31, 2011, Blackheath completed the €150,000 exploration commitment by incurring €26,127 directly, reimbursing €64,687 for MAEPA’s exploration expenses and advancing €59,186 to the Company for future exploration work. In April 2012, Blackheath reimbursed the Company $39,961 (€30,239) for the 2012 Covas property holding payment. As of September 30, 2012, the Company held approximately €21,000 on behalf of Blackheath to be spent on the Covas property.

In April 2012, the Company purchased the remaining 10% interest in MAEPA and allocated $31,561 to the Covas property (Note 4).

Kosovo

The Company, through its 92.5% holding in Innomatik, holds six exploration licenses in Kosovo:

*   Glavej (reduced to 8.13 km2)

*   Kamenica (reduced to 44.13 km2)

*   Bajgora

*   Selac

*   Koritnik

*   Slivovo

The Glavej and Kamenica licenses were originally issued to Innomatik for two years, but have now been renewed for two years, as required by Kosovo law.  Upon renewal, the licenses were reduced in size by 50%.  The present, post-renewal size is listed above.  The Bajgora and Selac licenses were issued during Q1 2011 for three years and the Koritnik and Slivovo licenses were newly issused during Q1 and Q2 2012, respectively.  All licenses carry a work commitment, and there is a 4.5-5% NSR, payable to the government of Kosovo, attached to each of the licenses.  The Kamenica and Glavej licenses will again have to be renewed and reduced in Q4 2012.

Germany

On January 23, 2012, the Company announced the signing of a Memorandum of Understanding (“MOU”) with Beak Consultants GmbH (“Beak”) to explore for gold deposits in the Erzgebirge mining district near Oelsnitz in the Free State of Saxony in eastern Germany. The Company must spend €140,000 for exploration purpose to gain 85% of Oelsnitz Exploration License, which was issued to Beak on January 12, 2012.  There is no royalty attached to the license. Once the Company has earned into the project, the two companies will form a joint venture to explore for gold on the property. As of September 30, 2012, the Company spent $154,823 (€110,983) on the Oelsnitz property.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

(Unaudited)

7. CAPITAL AND RESERVES

(a)

Authorized:

At September 30, 2012, the authorized share capital comprised of an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

(b)

Share issuances:

i.

On March 28, 2012, the Company closed a private placement issuing 4,000,000 units at a price of 0.30 per unit for gross proceeds of $1.2 million. Each unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.50 for a period of 24 months. The warrants were being ascribed a value of $587,130.

A total of $55,174 cash finder’s fee was paid and 183,913 finder’s options were issued as part of the financing. In addition, another $33,295 was included in the share issue costs. Each finder’s option can be converted into a unit with the same terms as the financing at $0.30 for a period of 24 months.  The finder’s options were ascribed a value of $32,484.

ii.

On April 30, 2012, a total 500,000 common shares of the Company at a fair value of $125,000 were issued to non-controlling interest owner for purchasing the remaining 10% interest in MAEPA. The common shares of the Company issued to NCI owner will have trading restrictions such that 25% of the shares will be free trading after 6 months, another 25% of the shares after 12 months, another 25% of the shares after 18 months, and the final 25% of the shares after 24 months.

iii.

In September 2012, the Company received $807,750 for a non-brokered private placement to be closed in October 2012 (Note 14).

(c)

  Escrow shares

1,300,000 seed shares were placed in escrow in accordance with the escrow agreement dated July 28, 2008. 10% of the escrowed common shares were released on July 13, 2010, upon the completion of the QT. As at September 30, 2012, there were 390,000 common shares of the Company held in escrow. 195,000 escrow shares will be released on January 13, 2013.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

(Unaudited)

7. CAPITAL AND RESERVES (Continued)

(d)

Share Purchase Option Compensation Plan

The Company has established a stock option plan whereby the Company may grant options to directors, officers, employees and consultants of up to 10% of the common shares outstanding at the time of grant. The exercise price, term and vesting period of each option are determined by the board of directors within regulatory guidelines.

Stock option transactions and the number of stock options are summarized as follows:

	Exercise	December 31,			Expired/	September 30,
Expiry date	price	2011	Granted	Exercised	cancelled	2012
August 28, 2013	$0.20	220,000	-	-	-	220,000
July 8, 2015	$0.35	880,000	-	-	-	880,000
July 15, 2015	$0.35	10,000	-	-	(10,000)	-
January 27, 2017	$0.35	-	100,000	-	-	100,000
April 10, 2017	$0.30	-	800,000	-	-	800,000
Options outstanding		1,110,000	900,000	-	(10,000)	2,000,000
Options exercisable		1,110,000	900,000	-	-	2,000,000
Weighted average exercise price		$0.32	$0.31	$Nil	$0.35	$0.31

As of September 30, 2012, the weighted average contractual remaining life is 3.35 years (December 31, 2011 – 3.29 years).

The weighted average share price during the period of exercises was $nil (2011 - $nil).

The weighted average assumptions used to estimate the fair value of options for the nine months ended September 30, 2012 and September 30, 2011 were:

	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011

Risk-free interest rate	1.33 - 1.36%	Nil
Expected life	5 years	Nil
Expected volatility	120.99 - 122.76%	Nil
Expected dividend yield	0%	Nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

(Unaudited)

7. CAPITAL AND RESERVES (Continued)

(e)

Finder’s Options

The Company issued 183,913 finder’s options on March 28, 2012 upon the closing of its private placements (Note 7b(i)).

The continuity of finder’s options for the nine months ended September 30, 2012 is as follows:

	Exercise	December 31,		Exercised	Expired	September 30,
Expiry date	price	2011	Issued			2012
January 8, 2012	$0.35	525,310	-	-	(525,310)	-
April 27, 2012	$0.40	78,750	-	-	(78,750)	-
March 28, 2014	$0.30		183,913	-	-	183,913
Outstanding		604,060	183,913	-	(604,060)	183,913
Weighted average exercise price		$0.36	$0.30	$Nil	$0.36	$0.30

As of September 30, 2012, the weighted average contractual remaining life is 1.49 year (December 31, 2011 – 0.07 years).

The weighted average share price during the period of exercises was $nil (2011 - $nil).

The weighted average assumptions used to estimate the fair value of finder’s options for the nine months ended September 30, 2012 and September 30, 2011 were:

	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011
Risk-free interest rate	1.19%	Nil
Expected life	2 years	Nil
Expected volatility	121.83%	Nil
Expected dividend yield	Nil	Nil

(f)

Warrants

The continuity of warrants for the nine months ended September 30, 2012 is as follows:

	Exercise	December 31,		Exercised	Expired	September 30,
Expiry date	price	2011	Issued			2012
January 8, 2013	$0.50	5,714,284	-	-	-	5,714,284
April 27, 2013(1)	$0.55	625,000	-	-	-	625,000
March 28, 2014	$0.50		4,000,000			4,000,000
Outstanding		6,339,284	4,000,000	-	-	10,339,284
Weighted average exercise price		$0.50	$0.50	$Nil	$Nil	$0.50

(1) The Company extended the expiry date of 625,000 outstanding common share purchase warrants by an additional 12 months to April 27, 2013. The warrants were issued in October 2010, by way of private placement. Each warrant entitles the holder to acquire one common share of the Company at a price of $0.55. The fair value of these extended warrants using the Black-Scholes pricing model assumes an average risk free rate of 87.93%, no dividend yield, average expected life of 1 years and an average expected price volatility of 1.24%. As a result, $61,108 was reallocated from the share capital to fair value of warrants.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

(Unaudited)

7. CAPITAL AND RESERVES (Continued)

(f)

Warrants (Continued)

As of September 30, 2012, the weighted average contractual life is 0.76 year (December 31, 2011 – 0.95 years).

The weighted average share price during the period of exercises was $nil (2011 - $nil).

The weighted average assumptions used to estimate the fair value of warrants for the nine months ended September 30, 2012 and September 30, 2011 were:

	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2011
Risk-free interest rate	1.19 - 1.42%	Nil
Expected life	1 - 2 years	Nil
Expected volatility	87.93 – 121.83%	Nil
Expected dividend yield	0%	Nil

8. RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the nine months ended September 30, 2012

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$150,969	$Nil	$Nil	$Nil	$34,687	$33,782	$219,438
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$6,223	$6,223

For the nine months ended September 30, 2011

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$160,636	$Nil	$Nil	$Nil	$50,034	$Nil	$210,670
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

(Unaudited)

8. RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

Related party assets / liabilities

Nine Months Ended
	Services	September 30, 2012	September 3, 2011	As at	As at
				September 30, 2012	December 31, 2011
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management and accounting services	$ 155,448	$ 73,885	$ 24,525	$ 8,657
Paul W. Kuhn	Consulting, housing allowance, and share-based payment	$ 219,438	$ 210,670	$ 18,254	$ 7,986
Paul L. Nelles (b)	Salaries and share-based payment	$ 67,684	$ 68,455	$Nil	$Nil
Michael Diehl (b)	Salaries and share-based payment	$ 76,248	$ 101,882	$Nil	$Nil
Mineralia (c)	Consulting	$ 158,801	$ 133,503	$Nil	$Nil
TOTAL:		$ 677,619	$ 588,395	$ 42,780	$ 16,643

Amounts due from:
Adriano Barros		$Nil	$Nil	$Nil	$ 5,937

(a)

Pacific Opportunity Capital Ltd., a company controlled by a director of the Company.

(b)

Paul L. Nelles and Michael Diehl are non-controlling shareholders of Innomatik.

(c)

Mineralia, a private company partially owned by Adriano Barros, the general manager of MAEPA.

9. LOSS PER SHARE

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the nine months ended September 30, 2012 was based on the loss attributable to common shareholders of $1,047,521 (2011 – $1,746,418) and a weighted average number of common shares outstanding of 19,139,935 (2011 – 16,103,571).

Diluted loss per share did not include the effect of 2,000,000 (2011 – 1,110,000) share purchase options, 183,913 (2011 – 604,060) finder’s options and 10,339,284 (2011 – 6,339,284) warrants as they are anti-dilutive.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

(Unaudited)

10. FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, receivables, accounts payables and accrued liabilities, other liabilities and due from/to related parties approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, interest risk and commodity price risk.

 (a)

Credit risk

The Company’s cash and cash equivalents are held in financial institutions in Canada, Portugal, Kosovo and Barbados.  The Company does not have any asset-backed commercial paper in its cash and cash equivalents.  The Company’s receivable consists primarily of goods and services tax due from the federal government of Canada and the value-added taxes in Portugal and Kosovo.

(b)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

As at September 30, 2012, the Company had a cash and cash equivalent balance of $1,505,896 (December 31, 2011 - $637,133) to settle down current liabilities of $495,005 (December 31, 2011 - $189,466).

Accounts payable and accrued liabilities are due within the current operating period.

(c)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity. A 1% change in the interest rate, with other variables unchanged, would affect the Company by an annualized amount of interest equal to approximately $9,000 based on the deposits as of September 30, 2012.

(d)

Commodity price risk

The Company is exposed to price risk with respect to equity prices. Price risk as it relates to the Company is defined as the potential adverse impact on the Company’s ability to finance due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

(Unaudited)

10. FINANCIAL INSTRUMENTS (Continued)

(e)

Currency risk

The Company’s property interests in Portugal and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. A one cent change of the Canadian dollar would affect the Company’s estimated one-year exploration expenditures by $10,000 based on a $1 million program.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$1,505,896	$-	$-	$1,505,896
	$1,505,896	$-	$-	$1,505,896

11. MANAGEMENT OF CAPITAL RISK

The Company manages its cash and cash equivalents, common shares, warrants, finder’s options and share purchase options as capital (see Note 7).  The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash and cash equivalents held.

In order to maximize ongoing operating efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry out its exploration and operations in the near term.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

(Unaudited)

12. SEGMENTED FINANCIAL INFORMATION

The Company operate in one industry segment, being the acquisition and exploration of mineral properties. Geographic information is as follows:

	September 30, 2012	December 31, 2011
Non-current assets
Portugal	$ 1,101,702	$ 883,030
Kosovo	7,626	12,956
	$ 1,109,328	$ 895,986

	Nine months ended	Nine months ended
	September 30, 2012	September 30, 2011
Mineral exploration expenses
Portugal	$ 1,562,991	$ 1,144,432
Kosovo	263,339	345,134
Germany	122,173	32,650
	$ 1,948,503	$ 1,522,216

13. COMMITMENT

As of September 30, 2012, the Company had a total of €170,500 ($215,614) cash pledged for its exploration licenses in Portugal.

14. SUBSEQUENT EVENT

Subsequent to September 30, 2012, the Company completed a non-brokered private placement issuing 7.99 million units (“Unit”) at $0.15 per Unit for gross proceeds of $1,198,500. Each Unit is comprised of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase an additional common share for a 36-month period, expiring October 4, 2015, at a price or $0.25 per common share. As part of the financing, the Company issued finder’s options, entitling the holder to purchase up to 545,500 Units for a period of 36 months from issue at $0.15 per Unit. The Company also paid a cash finder’s fee of $40,913. The securities issued were subject to a four-month hold period, expiring on February 4, 2013. Insiders participated in the offering for a total of 3,185,000 Units.